                    U.S. SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                             WASHINGTON, D.C. 20549
                                                                OMB NUMBER         3235-0287
FORM 4                                                          EXPIRES: SEPTEMBER 30, 1998
                                                                ESTIMATED AVERAGE BURDEN
                                                                HOURS PER RESPONSE......0.5

o   CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4 OR
    FORM 5 OBLIGATIONS MAY
    CONTINUE. SEE INSTRUCTIONS 1(b).


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940






(Print or Type Responses)

1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting
                                                                                                 person to Issuer
                                                                                                  (Check all applicable)
       Chaus   Josephine                             Bernard Chaus, Inc. (CHS)
                                                                                              X     Director      X     10% Owner
                                                                                              X     Officer (give    _____  Other
                                                                                                    title below)    (specify below)

                                                                                               Chairwoman of the Board and member,
                                                                                               Office of the Chairman

      (Last)   (First)   (Middle)  3.  IRS Identification Number   4.  Statement for Month/Year 7. Individual or Joint/Group Filing
                                       of Reporting Person, if an                                      (Check applicable line)
       c/o Bernard Chaus, Inc.         entity (Voluntary)                   January 1998
    1410 Broadway                                                                                X   Form filed by One Reporting
                                                                                                     Person
                                                                                                 ___ Form filed by More than One
                                                                                                     Reporting Person


               (Street)                                            5.  If Amendment, Date of
                                                                       Original
                                                                              (Month/Year)
     New York         New York            10018

    (City)           (State)              (Zip)
                                                  TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED


1.  Title of Security                      2. Transaction  3. Transaction   4. Securities Acquired (A) or Dispose 5. Amount of
    (Instr. 3)                                Date            Code             of (D) (Instr. 3, 4 and 5)            Securities
                                                             (Instr. 8)                                              Beneficially
                                              (Month/                                                                Owned at End
                                               Day/                                                                  of Month
                                               Year)                                                                 (Instr. 3
                                                             Code      V         Amount      (A) or     Price        and 4)
                                                                                             (D)
Common stock, par value $.01 per share        1/26/98         X                    61,136(1)    A      $1.4309          72,936(1)

Common stock, par value $.01 per share        1/26/98         X                 6,927,499(1)    A      $1.4309
Common stock, par value $.01 per share        1/29/98         P                10,510,910(1)    A        (2)        18,775,489(1)


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                                           6. Ownership      7. Nature of
                                              Form: Direct      Indirect
                                             (D) or Indirect    Beneficial
                                            (I)                 Ownership
                                            (Instr. 4)          (Instr. 4)



Common stock, par value $.01 per share               I          As co-trustee for children
Common stock, par value $.01 per share               D
Common stock, par value $.01 per share               D


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*          If the Form is filed by more than one Reporting Person see
           Instruction 4(b)(v).                                          (Over)
                                                                SEC 1474 (7-96)

FORM 4 (CONTINUED)     TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                  OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                                  WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.  Title of Derivative                 2. Conver-    3. Trans-   4. Trans-     5. Number of Deriv- 6. Date Exer-
    Security (Instr. 3)                    sion or       action      action        ative Securities    cisable and
                                           Exercise      Date        Code          Acquired (A) or     Expiration Date
                                           Price of                  (Instr. 8)    Disposed of (D)     (Month/
                                           Derivative    (Month/                   (Instr. 3, 4 and 5) Day/Year)
                                           Security       Day/
                                                          Year)



                                                                                                    Date     Expira-
                                                                                                    Exer-    tion Date
                                                                                                    cisable                      S
                                                                   Code     V      (A)      (D)
Subscription Rights (Right to            $1.4309       1/23/98      X                    1,337,080  IMMED.   1/23/98
Buy)(3)
Subscription Rights (Right to            $1.4309       1/23/98      X                       11,800  IMMED.   1/23/98
Buy)(3)

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)



                                        7. Title and Amount of   8. Price of 9. Number of  10. Ownership     11. Nature of
                                           Underlying Securities    Deriv-      Derivative     Form of           Indirect
                                           (Instr. 3 and 4)         ative       Securities     Derivative        Beneficial
                                                                    Security    Benefi-        Security:         Owner-
                                                                    (Instr.     cially         Direct (D)        ship (Instr.
                                                                    5)          Owned at       or Indirect       4)
                                                                                End of         (I) (Instr. 4)
                                                                                Month
                                                                                (Instr. 4)

                                                    Amount or
                                        Title       Number of
                                                    Shares

Subscription Rights (Right to           Common    6,927,499(1)                   -0-              D
Buy)(3)                                 Stock
Subscription Rights (Right to           Common       61,136(1)                   -0-              I              As co-trustee
Buy)(3)                                 Stock                                                                    for children

Explanation of Responses:

(1) All Common Stock share amounts take into account a one-for-ten reverse stock split which became effective on December 9, 1997.

(2) The Reporting Person acquired the Common Stock in exchange for the cancellation of approximately $40.6 million of subordinated indebtedness of the Issuer held by the Reporting Person.

(3) Each Subscription Right issued to the Reporting Person was exercisable to purchase 5.181105 shares of Common Stock.

* In connection with the Issuer's rights offering, the Reporting Person relinquished, for no value, all of her rights to warrants exercisable for an aggregate of 347,851 shares of Common Stock.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                                     /s/ Josephine Chaus      February 6 , 1998
                                     -------------------      -----------------
                                     ** Signature of          Date
                                     Reporting Person
                                     Josephine Chaus

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction
         6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form contains a currently valid OMB Number.

                                                                         Page 2


                                                                SEC 1475 (7/96)